11016607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAY 31 2011

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Woori Investment & Securities America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, Suite 3010
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seong Joon Pang 212-391-4699
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

Public

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Seong Joon Pang, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Woori Investment & Securities America, Inc. as of and for the year ended March 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 5/25/2011
Date

President
Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 25th DAY OF May ~~2000~~ 2011
BY
NOTARY PUBLIC

KELLY E. HAN
Notary Public, State of New York
No. 01HA6041969
Qualified in Queens County
Commission Expires May 15, ~~2002~~ 2014

Notary Public

Woori Investment & Securities America, Inc.

(A Wholly-Owned Subsidiary of
Woori Investment & Securities Co., Ltd.)

(SEC I.D. No. 8-45081)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

SEC Mail Processing
Section

MAY 3 1 2011

Washington, DC
110

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Woori Investment & Securities America, Inc.:

We have audited the accompanying statement of financial condition of Woori Investment & Securities America, Inc. (a wholly-owned subsidiary of Woori Investment & Securities Co., Ltd.) (the "Company") as of March 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 25, 2011

WOORI INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Woori Investment & Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,771,855
CERTIFICATES OF DEPOSIT	4,843,288
COMMISSIONS RECEIVABLE	431,407
ACCRUED INTEREST RECEIVABLE	9,905
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, At cost — less accumulated depreciation and amortization of $460,325	3,862
NET DEFERRED TAX ASSETS	126,846
OTHER ASSETS	260,740
TOTAL ASSETS	$ 7,447,903

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 489,617
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value, authorized 3,000 shares; issued and outstanding, 300 shares	3
Additional paid-in capital	9,999,997
Accumulated deficit	(3,041,714)
Total stockholder's equity	6,958,286
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,447,903

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS

Woori Investment & Securities America, Inc., (the "Company") was incorporated on June 18, 1992 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Woori Investment & Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company has clearing agreement with its clearing broker whereby this entity clears the Company's and its customers' securities transactions and carries such accounts on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income Taxes — Deferred tax assets and liabilities are computed for temporary differences between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liabilities computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

The Company applies ASC 740, *Income Taxes*. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the statement of financial condition or tax returns. The Company's tax returns for the year ended March 31, 2008 through the year ended March 31, 2010 remain open to examination by the Internal Revenue Service. They also remain open for the same period with respect to New York and California taxing jurisdiction.

Revenue Recognition — Commission revenues are accrued as earned. Interest and dividend revenues are earned from cash and cash equivalents and the certificates of deposits and are recorded on an accrual basis.

Depreciation — Furniture and office equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

Fair Value of Financial Instruments — In accordance with ASC 825, *Financial Instruments* ,the carrying amounts reported in the statement of financial condition for securities owned, if any, are valued at fair value using quoted market prices or as determined by management. Carrying values of commissions receivable from parent, other assets, and accrued expenses and other liabilities approximate fair value because of the short-term nature of those financial instruments.

Fair Value Measurements — The Company accounts for its financial instruments owned at fair value. Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company records these financial assets and liabilities at fair value pursuant to various accounting literature including ASC 820, *Fair Value Measurements and Disclosures*.

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial instrument, nor does it proscribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 — Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Valuations are based upon prices or valuations techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

As required by ASC 820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Subsequent Events — The Company applied ASC 855, Subsequent Events, which is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date-that is, whether that date represents the date the financial statements were issued or were available to be issued. In accordance with ASC 855, the Company has evaluated subsequent events through the date the statement of financial condition was issued.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1. At March, 31, 2011, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $1,268,094, which exceeded the minimum requirement by $1,168,094. The Company's percentage of aggregate indebtedness to net capital was 38.61%.

4. FAIR VALUE DISCLOSURE

The Company's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy in accordance with ASC 820. See Note 2 for additional information regarding the fair value hierarchy.

The following tables present the Company's financial instruments that are carried at fair value as of March 31, 2011 by financial statement line item caption, type of instrument, and level within the ASC 820 valuation hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value			
Type of financial instruments	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents — money market funds	$1,013,349	$ -	$ -	$1,013,349

There were no transfers between level 1 and level 2 or level 2 and level 1 during the year.

5. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of March 31, 2011 is as follows:

	Deferred Tax Assets (Liabilities)
Unrealized trading gain	$ (2,015)
Depreciation	43,270
Accrued expenses	85,591
Capital loss carryforwards	22,349
Total deferred tax assets	149,195
Valuation allowance	(22,349)
Net deferred tax assets	$ 126,846

The net change in the total valuation allowance for the year ended March 31, 2011 was nil. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of some portion of these deductible differences. Accordingly, at March 31, 2011, a valuation allowance of $22,349 was established to reduce the deferred tax asset for capital loss carryforward to zero. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the periods in which those temporary differences become deductible are reduced. The deferred tax assets are included in the accompanying statement of financial condition.

No material uncertain tax positions exist as of March 31, 2011.

6. PLEDGED ASSETS

As of March 31, 2011, the Company was contingently liable for an outstanding standby letter of credit, which approximately amounted to $50,000. The standby letter of credit was issued to the landlord of the Company for its office space lease. The Company collateralized the letter of credit with cash deposits in the amount of $58,654 at March 31, 2011. Such cash deposits are included in other assets in the accompanying statement of financial condition.

7. RELATED PARTY TRANSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Such commissions receivable from the Parent as of March 31, 2011 amounted to $406,698.

The Company also utilized its cash surplus in the form of certificates of deposit with affiliated banks. The Company has a receivable balance from Hong Kong office for FIX (Financial Information eXchange) expenses to be reimbursed and payable balance to the Parent for its proportion of research commissions. Such balances are presented as other assets and accrued expenses and other liabilities in the accompanying statement of financial condition, respectively. A summary of transactions and balances with the Parent and affiliates as of March 31, 2011 is as follows:

Cash	$ 8,990
Certificates of deposit	2,727,900
Accrued interest receivable on certificates of deposit	9,482
Other receivables, included in other assets	28,973
Other liabilities	111,301

8. COMMITMENT

The Company leases office space and certain equipment under noncancelable operating lease agreements which expire on various dates through the year 2014. The following is a schedule of the minimum annual rental commitment for such lease:

Year Ending March 31	Amount
2012	$ 143,391
2013	8,040
2014	2,680
	$ 154,111

9. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at March 31, 2011. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

10. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at March 31, 2011. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 25, 2011

Woori Investment & Securities America, Inc.
120 West 45th Street, Suite 3010
New York, NY 10036

In planning and performing our audit of the statement of financial condition of Woori Investment & Securities America, Inc. (a wholly-owned subsidiary of Woori Investment & Securities Co. Ltd.) (the "Company") as of March 31, 2011 (on which we issued our report dated May 25, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP